

May 29, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Tidal Trust II
        Issuer CIK:      0001924868
        Issuer File Number:   333-264478 / 811-23793
        Form Type:      8-A12B
        Filing Date:    May 29, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Return Stacked U.S. Stocks & Gold/Bitcoin ETF under the Exchange Act of 1934.

Sincerely,

*Bianca Stodden*

Bianca Stodden
Senior Analyst, Listing Qualifications